1000 Winter Street, Suite 3700
Waltham, MA 02451
Tel: +1.617.948.6000 Fax: +1.617.948.6001
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
FOIA CONFIDENTIAL TREATMENT REQUEST	Boston	New Jersey
	Brussels	New York
The entity requesting confidential treatment is:	Chicago	Orange County
	Doha	Paris
Wayfair Inc.	Dubai	Riyadh
4 Copley Place, 7th Floor	Düsseldorf	Rome
Boston, MA 02116	Frankfurt	San Diego
Attn: Niraj Shah, Chief Executive Officer	Hamburg	San Francisco
	Hong Kong	Shanghai
	Houston	Silicon Valley
September 11, 2014	London	Singapore
	Los Angeles	Tokyo
VIA EDGAR AND FEDEX	Madrid	Washington, D.C.

Securities and Exchange Commission	FOIA Confidential Treatment Requested
Division of Corporation Finance	Under 17 C.F.R. §200.83

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Mara L. Ransom, Assistant Director

Re:                             Wayfair Inc.

Anticipated Price Range

Registration Statement on Form S-1

File No. 333-198171

Ladies and Gentlemen:

On behalf of Wayfair Inc. (the “Company”), we submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to provide supplemental information in connection with the review of the Company’s Registration Statement on Form S-1 (File No. 333-198171) filed with the Commission on August 15, 2014 (the “Registration Statement”). We are respectfully requesting confidential treatment for certain portions of this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information.  A redacted letter will be filed on EDGAR, omitting the confidential information contained in this letter.

To assist the Staff of the Commission with its review of the Registration Statement, the Company advises the Staff that it currently anticipates, based on discussions with the Company’s board of directors and in part on input recently received from its underwriters, that the public offering price per share for the offering pursuant to the Registration Statement will be between $[***] and $[***] (the “Anticipated Price Range”), with a midpoint of the Anticipated Price Range of approximately $[***] per share. The bona fide price range remains under discussion between the Company and its underwriters and will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

CONFIDENTIAL TREATMENT REQUESTED BY WAYAIR INC.

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The Company refers to the Staff to pages 72 through 73 of the Registration Statement and to response number 15 on pages 8 through 10 of the letter from the Company to the Commission dated July 15, 2014 for a discussion of the fair value of the Company’s common units at various dates as determined by the Company’s board of managers. The Company’s most recent valuation of its common units was conducted as of June 30, 2014 and the fair value of its common units was determined to be $33.67 on that date.

Please do not hesitate to contact me by telephone at (617) 948-6032 or by fax at (781) 434-6601 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ John H. Chory
John H. Chory
of LATHAM & WATKINS LLP

CONFIDENTIAL TREATMENT REQUESTED BY WAYAIR INC.

WAYFAIR - 2